February 19, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Ms. Lily Dang

Dear Ms. Dang:

Re:

Petaquilla Minerals Ltd.

Form 20-F for Fiscal Year Ended January 31, 2006

Filed May 8, 2006

File No. 000-26296

We are in receipt and thank you for your Comment Letter dated January 22, 2007.  At this time, we wish to address the issues addressed in your comments.  You have itemized three areas of concern as follows:

YOUR COMMENT

Risk Factors, page 12

1.

You disclose on page 14 that the expanded Panama Canal Watershed designation could affect development.  Please provide a more detailed explanation of the impacts that this development could have on your concessions.

OUR REPLY

Please note that under Risk Factors beginning on page 12, we propose eliminating the heading Expanded Panama Canal Watershed Could Affect Development and the related paragraph in its entirety.  This was on page 14 of our original filing.

We believe the deletion of this heading and paragraph would be fitting because the National Assembly of the Republic of Panama passed Law No. 20 on June 21, 2006.  Law No. 20 repeals Law No. 44 from August 31, 1999, and limits the hydrographic basin for the inter-oceanic route of the Panama Canal.  As such, there is no longer an issue about the Panama Canal expansion potentially affecting our mining concessions.  If needed, we can provide two documents as evidence of the abrogation of Law No. 44.

YOUR COMMENT

Property, Plant and Equipment, page 27

Petaquilla Property, Panama, page 27

2.

We note that your disclosure about the Petaquilla property is very detailed, and duplicative in many instances, having a mixture of results of several studies conducted on of the property, some oriented to the copper deposits at various levels of engineering complexity, and some concerning the Molejon gold deposit.   We also note that you disclose several mineral resource and reserve estimates for the Petaquilla project that were developed at various times.  To clarify your disclosure, please remove:

•

All resource or reserve estimates for the Petaquilla copper deposits except the most recent estimate you have available that is based on the final feasibility study.

•

The non-material and very detailed descriptions.  Please summarize your disclosure, while focusing on material information.

•

Detailed exploration information for the Molejon property, particularly the detailed drill hole information.

Please clarify the status of the project and your situation in the disclosure.  Please ensure that you state your intentions and priorities, with some indication of a timeline that is current upon filing your report.

OUR REPLY

We propose revising Petaquilla Property, Panama section of our filing as follows:

Petaquilla Property, Panama

Introduction

We own, through our indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck Cominco Limited has the right to acquire 50% of our interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, which has been completed, and the provision of all production financing.  See "Title" below for more details.

The Petaquilla Property contains a large copper-gold porphyry system as well as an epithermal gold deposit, both amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits along with one epithermal gold deposit.

(paragraph regarding the Kilborn Engineering (Pacific) Ltd. preliminary feasibility study deleted)

(paragraph regarding the Fluor Daniel Wright Ltd. scoping study deleted)

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" - non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.  The Final Study examined the Molejon deposit as an alternate case and did not include production therefrom in its base case analysis.  See "Final Study - Operating Plan"  and “Molejon Property – Panama” below.

(“See Molejon Property – Panama added to end of previous paragraph and paragraph beginning with, “In June 2005…” deleted.)

(Paragraph beginning with, “Approval of the overall phased…”deleted.)

Our development focus is the first phase of the mine development plan on the Molejon gold deposit.  We have begun further exploration and development work for the purposes of a feasibility study on the Molejon gold deposit.  In addition, we intend to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession.

During the coming months of calendar 2006, the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Calendar 2006 Ley Petaquilla Concession Copper Deposit Plans (unchanged)

Location, Access & Physiography (unchanged)

Property Location (unchanged)

Plant and Equipment (unchanged)

Title

Ley Petaquilla Property – Panama

(last paragraph beginning with, “The Government of Panama…” deleted as this concerns the Panama Canal expansion, which does not affect our concessionss.)

Molejon Property – Panama  (unchanged)

Mineral Properties – Other (unchanged)

Exploration History (unchanged)

Exploration - Results Obtained by Us or on Our Behalf

(four pages of drill results from 2006 58-holde drilling program deleted.)

Regional and Local Geology (unchanged)

Mineralization

(last sentence changed to end with, “…the last of which is reviewed below.)

Preliminary Feasibility Study – Ley Petaquilla Copper Deposit

(Heading and subsequent paragraphs under heading deleted.)

Production Scoping Study – Ley Petaquilla Copper Deposit

(Heading and subsequent paragraphs under heading deleted.)

Final Feasibility Study – Ley Petaquilla Copper Deposit  (unchanged)

Status of Project Financing (unchanged)

Doing Business in Panama (unchanged)

YOUR COMMENT

Controls and Procedures, page 80

3.

We note you concluded that your disclosure controls and procedures were adequate.  Please revise your disclosure to conclude on the effectiveness of your disclosure controls and procedures, to comply with Item 15 (a) of Form 20-F.

OUR REPLY

We propose revising the Controls and Procedures section of our filing as follows:

“ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.   Under the direction of our President and Chief Financial Officer, we evaluated our disclosure controls and procedures and concluded that (i) our disclosure controls and procedures were effective as of January 31, 2006, and (ii) no change in our internal control over financial reporting occurred during the year ended January 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the above, you will see our declaration of adequacy has been amended to one of effectiveness.

Upon assessing the level of significance of the above proposed revisions, we request that instead of issuing an amendment to our Form 20-F for Fiscal Year Ended January 31, 2006, as filed on May 8, 2006, that we incorporate these revisions into our next Form 20-F.  As our fiscal year recently ended on January 31, 2006, we will soon be preparing our Form 20-F for Fiscal Year Ended January 31, 2007, for filing on or about April 30, 2007.

We request the amendments be incorporated into our next Form 20-F.  While we acknowledge our existing 2006 Form 20-F may contain too much or too detailed information, we do not believe our existing filing is misleading.

We kindly ask that you please review our responses and forward your comments in due course.

Regards,

PETAQUILLA MINERALS LTD.

“Janet Francis”

Janet Francis

/jef